UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

POLYMET MINING CORP.

Name of Subject Company (Issuer)

PolyMet Mining Corp.

Glencore AG

Glencore International AG

Glencore plc

(Names of Persons Filing Statement)

Common Shares, Without Par Value

(Title of Class of Securities)

731916102

(CUSIP Number of Class of Securities)

Patrick Keenan 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: (651) 389-4100	John Burton Glencore AG Baarermattstrasse 3 CH-6340 Baar Switzerland Tel: +41 41 709 2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Denise C. Nawata Farris LLP PO Box 10026, Pacific Centre South 25th Floor, 700 W Georgia Street Vancouver, BC Canada V7Y 1B3 Tel: (604) 684-9151	Joseph Walsh Shona Smith Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 Tel: (212) 704-6000	Adam Taylor McCarthy Tétrault LLP Suite 5300 TD Bank Tower Box Jericho, NY 11753 Tel: (416) 601-8014	Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Introduction

This Amendment No. 2 to Schedule 13E-3 (together with the exhibits hereto, this “Amended Schedule 13E-3” or “Amended Transaction Statement”), which amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended by Amendment No. 1 to Schedule 13E-3, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2023), together with the exhibits hereto is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended  (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): by (i) PolyMet Mining Corp., a corporation existing under the laws of British Columbia, Canada (“PolyMet” or the “Company”), (ii) Glencore AG, a company organized under the laws of Switzerland (“Glencore”), (iii) Glencore International AG, a company organized under the laws of Switzerland and (iv) Glencore plc, a company organized under the laws of Jersey.

This Amended Transaction Statement relates to that certain Arrangement Agreement, dated as of July 16, 2023 (as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the "Arrangement Agreement"), by and between the Company and Glencore in respect of a plan of arrangement under the Business Corporations Act (British Columbia) (the "BCBCA"). The Arrangement Agreement provides for the terms and conditions pursuant to which Glencore has agreed to acquire all of the outstanding share capital in the Company that is not owned directly or indirectly by Glencore, and provides that the Company's minority shareholders (i.e., holders of the approximately 17.8% of the outstanding common shares of the Company) would receive US$2.11 in cash per common share in exchange (the "Transaction").

The terms of the Arrangement Agreement further provide that the Transaction will be implemented by way of a statutory plan of arrangement under the BCBCA (the "Plan of Arrangement"). The Plan of Arrangement and the implementation of the arrangement (the "Arrangement") is subject to the review and approval of the Supreme Court of British Columbia. In addition, the Arrangement is subject to certain other conditions, including, among other customary closing conditions, (i) approval of sixty-six and two-thirds percent (66-2/3%) of votes cast by shareholders of the Company (including Glencore) (the "Company Shareholders") at a special meeting of Company Shareholders to be called to consider the Arrangement (the "Special Meeting") and (ii) approval of a majority of the votes of the disinterested Company Shareholders at the Special Meeting.

Concurrently with the filing of this Amended Transaction Statement, the Company is furnishing a management proxy circular (the “Circular”) with the SEC, pursuant to which the Company is soliciting proxies from Company Shareholders in connection with the Arrangement. The Circular is attached hereto as Exhibit (a)(2)(i). A copy of the Plan of Arrangement is attached to the Management Proxy Circular as Appendix B and is incorporated herein by reference. As of the date hereof, the Circular is in final form. Capitalized terms used but not expressly defined in this Amended Transaction Statement have the meanings ascribed to such terms in the Circular.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Circular, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Circular. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Arrangement is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is "controlled" by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement"

"Summary of Arrangement"

Item 2. Subject Company Information

(a) Name and Address

 The name of the subject company is PolyMet Mining Corp. The address and telephone number of the subject company's principal executive offices are as follows:

 444 Cedar Street

 Suite 2060

 St. Paul, MN 55101

 (651) 389-4100

The information set forth in the Circular under the caption "Information Concerning PolyMet - General" is incorporated herein by reference.

(b) Securities

The subject class of equity securities is common shares, without par value, of the Company. The information set forth in the Circular under following captions is incorporated herein by reference:

"Information Concerning the Meeting and Voting - Voting Shares"

"The Arrangement"

"The Arrangement - Shareholder Approval of the Arrangement"

"Information Concerning PolyMet - Description of Share Capital"

(c) Trading Market and Price

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Special Factors - Certain Effects of the Arrangement"

"Information Concerning PolyMet - Trading in Shares"

"Summary of Arrangement - Stock Exchange Delisting and Reporting Issuer Status"

"Certain Legal Matters - Securities Law Matters - Stock Exchange Delisting and Reporting Issuer Status"

(d) Dividends

The information set forth in the Circular under the caption "Information Concerning PolyMet - Dividend Policy" is incorporated herein by reference.

(e) Prior Public Offerings

Not Applicable.

(f) Prior Stock Purchases

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Information Concerning PolyMet - Previous Purchases and Sales"

"Information Concerning PolyMet - Ownership of Securities"

"Special Factors - Background to the Arrangement - Recent Glencore Financing Agreements"

"Special Factors - Background to the Arrangement - NewRange and 2023 Rights Offering"

Item 3. Identity and Background of Filing Person

(a) - (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

PolyMet Mining Corp. is the subject company. The name, business address, business telephone number, present principal occupation or employment, material occupations or employment in the past five years, and citizenship of each director and executive officer of the Company are set forth in Schedule A hereto and are incorporated by reference herein. During the last five years, none of the Company or, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, business telephone number, present principal occupation or employment, material occupations or employment in the past five years, and citizenship of each of the executive officers and directors of Glencore AG are set forth in Schedule B hereto and are incorporated by reference herein. During the last five years, none of Glencore or, to the best of its knowledge, any of the persons listed in Schedule B hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Summary of Arrangement - Parties to the Arrangement - PolyMet"

"Summary of Arrangement - Parties to the Arrangement - Glencore"

"Information Concerning Glencore"

"Information Concerning PolyMet - General"

"Information Concerning PolyMet - Ownership of Securities"

"Information Concerning PolyMet - Executive Officers and Directors"

Item 4. Terms of the Transaction

(a) Material Terms

(1) Tender Offers

Not applicable.

(2) Mergers or Similar Transactions

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement - Questions Relating to the Arrangement"

"Summary of Arrangement - Summary of the Arrangement"

"Summary of Arrangement - Purpose of the Meeting"

"Summary of Arrangement - Recommendation of the Special Committee"

"Summary of Arrangement - Recommendation of the Board"

"Summary of Arrangement - Reasons for the Recommendation"

"Summary of Arrangement - Glencore's Purpose and Reasons for the Arrangement"

"Summary of Arrangement - Required Shareholder Approvals"

"Summary of Arrangement - MI 61-101 Requirements"

"Summary of Arrangement - Procedural Safeguards for Shareholders"

"Summary of Arrangement - Certain Canadian Federal Income Tax Considerations"

"Summary of Arrangement - Certain United States Federal Income Tax Considerations"

"Special Factors - Background to the Arrangement"

"Special Factors - PolyMet's Purposes and Reasons for the Arrangement"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Consideration Payable to Minority Shareholders"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Procedural Safeguards"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Special Committee"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Board"

"Special Factors - Formal Valuation and Maxit Fairness Opinion"

"Special Factors - Paradigm Fairness Opinion"

"Special Factors - Glencore's Purposes and Reasons for the Arrangement"

"Special Factors - Position of Glencore as to the Fairness of the Arrangement"

"Special Factors - Certain Effects of the Arrangement"

"Information Concerning the Meeting and Voting - Voting Shares"

"The Arrangement - Overview"

"The Arrangement - Shareholder Approval of the Arrangement"

"The Arrangement - Implementation of the Arrangement"

"The Arrangement - Payment of Consideration"

"The Arrangement - Accounting Treatment of the Arrangement"

"Certain Legal Matters - Stock Exchange Delisting and Reporting Issuer Status"

"Information Concerning PolyMet - Ownership of Securities - Following Completion of the Arrangement"

"Risk Factors - Risks Related to the Arrangement - Former Minority Shareholders will no longer have any interest in the Company after the Arrangement"

"Risk Factors - Risks Related to the Arrangement - The Arrangement will be a taxable transaction for most Shareholders"

"Certain Canadian Federal Income Tax Considerations"

"Certain United States Federal Income Tax Considerations"

(c) Different Terms

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Summary of Arrangement - Glencore's Purpose and Reasons for the Arrangement"

"Summary of Arrangement - Position of Glencore as to the Fairness of the Arrangement"

"Summary of Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

"Special Factors - Certain Effects of the Arrangement - Benefits of the Arrangement for Directors and Executive Officers of the Company"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

"Information Concerning Glencore"

"Risk Factors - Risks Related to the Arrangement - Certain directors and officers may have different interests from those of Shareholders in the Arrangement"

(d) Appraisal Rights

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement - Questions Relating to the PolyMet Special Meeting of Shareholders"

"Summary of Arrangement - Implementation of the Arrangement"

"Summary of Arrangement - Dissent Rights"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Procedural Safeguards"

"The Arrangement - Implementation of the Arrangement"

"Certain Legal Matters - Implementation of the Arrangement"

"Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders of Shares"

"Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Non-Resident Holders"

"Certain United States Federal Income Tax Considerations - Consequences to Dissenting U.S. Shareholders"

"Dissenting Shareholders' Rights"

"Appendix E: Interim Order"

"Appendix G: Part 8, Division 2 of the Business Corporations Act (British Columbia)"

(e) Provisions for Unaffiliated Security Holders

The information set forth in the Circular under the following captions is incorporated herein by reference:

"The Arrangement - Arrangements between PolyMet and Security Holders"

"Provisions for Unaffiliated Shareholders"

(f) Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Special Factors - Background to the Arrangement"

"Information Concerning PolyMet - Previous Purchases and Sales"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

(b) - (c) Significant Corporate Events; Negotiations or Contacts.

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Special Factors - Background to the Arrangement"

"Summary of Arrangement - Support Agreements"

"The Arrangement - Support Agreements"

"The Arrangement - Intentions of Directors and Executive Officers"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement - Indemnification and Insurance"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement - Employment Arrangements"

"Appendix G: Part 8, Division 2 of the Business Corporations Act (British Columbia)"

(e)  Agreements Involving the Subject Company's Securities

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Special Factors - Background to the Arrangement"

"Summary of Arrangement - Support Agreements"

"The Arrangement - Support Agreements"

"The Arrangement - Intentions of Directors and Executive Officers"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

"Appendix G: PART 8, Division 2 of the Business Corporations Act (British Columbia)"

Item 6. Purposes of the Transaction, and Plans or Proposals

(b)  Use of Securities Acquired

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement"

"Summary of Arrangement - Glencore's Purpose and Reasons for the Arrangement"

"Special Factors - Certain Effects of the Arrangement - Benefits of the Arrangement for Glencore"

"Special Factors - Certain Effects of the Arrangement - Detriments of the Arrangement for Glencore"

"The Arrangement - Implementation of the Arrangement"

"Certain Legal Matters - Implementation of the Arrangement and Timing"

(c)(1) - (8)  Plans

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Summary of Arrangement - Stock Exchange Delisting and Reporting Issuer Status"

"Special Factors - Certain Effects of the Arrangement"

"The Arrangement - Arrangements between PolyMet and Security Holders"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

"Certain Legal Matters - Stock Exchange Delisting and Reporting Issuer Status"

"Information Concerning PolyMet - Material Changes in the Affairs of the Company"

"Risk Factors - Risks Related to the Arrangement - Certain directors and officers may have different interests from those of Shareholders in the Arrangement"

"Appendix G: PART 8, Division 2 of the Business Corporations Act (British Columbia)"

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement"

"Summary of Arrangement - Reasons for the Recommendation"

"Summary of Arrangement - Glencore's Purpose and Reasons for the Arrangement"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement"

"Special Factors - Background to the Arrangement"

"Special Factors - PolyMet's Purposes and Reasons for the Arrangement"

"Special Factors - Glencore's Purposes and Reasons for the Arrangement"

"Special Factors - Position of Glencore as to the Fairness of the Arrangement"

(b) Alternatives

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Summary of Arrangement - Reasons for the Recommendation"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Challenging Market Conditions and Uncertain Standalone Plan"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Limited Alternatives for Sale to Third Parties"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Procedural Safeguards"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Key Risks and Countervailing Factors Inherent in the Arrangement"

"Special Factors - Position of Glencore as to the Fairness of the Arrangement"

(c) Reasons

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement"

"Summary of Arrangement - Recommendation of the Special Committee"

"Summary of Arrangement - Recommendation of the Board"

"Summary of Arrangement - Reasons for Recommendation"

"Summary of Arrangement - Glencore's Purpose and Reasons for the Arrangement"

"Summary of Arrangement - Position of Glencore as to the Fairness of the Arrangement"

"Special Factors - Background to the Arrangement"

"Special Factors - PolyMet's Purposes and Reasons for the Arrangement"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Special Committee"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Board"

"Special Factors - Glencore's Purposes and Reasons for the Arrangement"

"Special Factors - Position of Glencore as to the Fairness of the Arrangement"

(d) Effects

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement"

"Summary of Arrangement - Summary of the Arrangement"

"Summary of Arrangement - Reasons for the Recommendation"

"Summary of Arrangement - Glencore's Purpose and Reasons for the Arrangement"

"Summary of Arrangement - Position of Glencore as to the Fairness of the Arrangement"

"Summary of Arrangement - Implementation of the Arrangement"

"Summary of Arrangement - Certain Canadian Federal Income Tax Considerations"

"Summary of Arrangement - Certain United States Federal Income Tax Considerations"

"Summary of Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

"Summary of Arrangement - Stock Exchange Delisting and Reporting Issuer Status"

"Special Factors - Certain Effects of the Arrangement"

"Special Factors – Effect of the Arrangement on the Company’s Net Book Value and Net Earnings"

"The Arrangement - Implementation of the Arrangement"

"The Arrangement - Payment of Consideration"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

"Information Concerning PolyMet - Ownership of Securities - Situation Following the Completion of the Arrangement"

"Certain Legal Matters - Securities Law Matters - Stock Exchange Delisting and Reporting Issuer Status"

"Risk Factors - Risks Related to the Arrangement - Former Minority Shareholders will no longer have any interest in the Company after the Arrangement"

"Risk Factors - Risks Related to the Arrangement - The Arrangement will be a taxable transaction for most Shareholders"

"Certain Canadian Federal Income Tax Considerations"

"Certain United States Federal Income Tax Consideration"

"Appendix B: Plan of Arrangement"

Item 8. Fairness of the Transaction

(a) - (b) Fairness; Factors Considered in Determining Fairness

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement - Questions Relating to the Arrangement"

"Summary of Arrangement - Recommendation of the Special Committee"

"Summary of Arrangement - Recommendation of the Board"

"Summary of Arrangement - Reasons for the Recommendation"

"Summary of Arrangement - Position of Glencore as to the Fairness of the Arrangement"

"Special Factors - Background to the Arrangement"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Special Committee"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Board"

"Special Factors - Position of Glencore as to the Fairness of the Arrangement"

"Special Factors - Formal Valuation and Maxit Fairness Opinion"

"Special Factors - Paradigm Fairness Opinion"

"Special Factors - PolyMet's Purposes and Reasons for the Arrangement"

"Appendix C: Formal Valuation and Fairness Opinion of Maxit Capital LP"

"Appendix D: Fairness Opinion of Paradigm Capital Inc."

(c) Approval of Security Holders

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement - Questions Relating to the Arrangement"

"Summary of Arrangement - Purpose of the Meeting"

"Summary of Arrangement - Reasons for the Recommendation"

"Summary of Arrangement - Position of Glencore as to the Fairness of the Arrangement"

"Summary of Arrangement - Required Shareholder Approvals"

"Summary of Arrangement - MI 61-101 Requirements"

"Summary of Arrangement - Procedural Safeguards for Shareholders"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Procedural Safeguards"

"Special Factors - Position of Glencore as to the Fairness of the Arrangement"

"The Arrangement - Shareholder Approval of the Arrangement"

"Certain Legal Matters - Securities Law Matters - Application of MI 61-101"

"Certain Legal Matters - Securities Law Matters - Minority Approval"

(d) Unaffiliated Representative

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Special Factors - Background to the Arrangement"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation - Procedural Safeguards"

"The Arrangement - Arrangements between PolyMet and Security Holders"

"Provisions for Unaffiliated Shareholders"

(e) Approval of Directors

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Summary of Arrangement - Recommendation of the Special Committee"

"Summary of Arrangement - Recommendation of the Board"

"Special Factors - PolyMet Purposes and Reasons for the Arrangement"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Special Committee"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Board"

"The Arrangement - Interests of Certain Persons in the Arrangement; Benefits from the Arrangement"

"Risk Factors - Risks Related to the Arrangement - Certain directors and officers may have different interests from those of Shareholders in the Arrangement"

(f) Other Offers

Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) - (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Questions and Answers About the Meeting and the Arrangement - Questions Relating to the Arrangement"

"Summary of Arrangement - Recommendation of the Special Committee"

"Summary of Arrangement - Recommendation of the Board"

"Summary of Arrangement - Reasons for the Recommendation"

"Summary of Arrangement - Formal Valuation and Fairness Opinions"

"Special Factors - Background to the Arrangement"

"Special Factors - Formal Valuation and Maxit Fairness Opinion"

"Special Factors - Paradigm Fairness Opinion"

"Certain Legal Matters - Securities Law Matters - Formal Valuation"

"Information Concerning PolyMet - Additional Information"

"Consent of Maxit Capital LP"

"Consent of Paradigm Capital Inc."

"Appendix C: Formal Valuation and Fairness Opinion of Maxit Capital LP"

"Appendix D: Fairness Opinions of Paradigm Capital Inc."

Item 10. Source and Amount of Funds or Other Consideration

(a) - (b)  Source of Funds; Conditions

The information set forth in the Circular under the caption "The Arrangement - Sources of Funds for the Arrangement" is incorporated herein by reference.

(c) Expenses

The information set forth in the Circular under the following captions is incorporated herein by reference:

"The Arrangement - Expenses of the Arrangement"

"Arrangement Agreement - Expenses"

(d) Borrowed Funds

Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Information Concerning the Meeting and Voting - Principal Shareholders"

"The Arrangement - Shareholder Approval of the Arrangement"

"Information Concerning PolyMet - Ownership of Securities"

(b) Securities Transactions

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Information Concerning PolyMet - Previous Purchases and Sales"

"Information Concerning PolyMet - Previous Distributions"

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Summary of Arrangement - Support Agreements"

"The Arrangement - Support Agreements"

"The Arrangement - Intentions of Directors and Executive Officers"

(e) Recommendations of Others

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Summary of Arrangement - Recommendation of the Special Committee"

"Summary of Arrangement - Recommendation of the Board"

"Summary of Arrangement - Position of Glencore as to the Fairness of the Arrangement"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Reasons for the Recommendation"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Special Committee"

"Special Factors - Position of PolyMet as to the Fairness of the Arrangement - Recommendation of the Board"

"Special Factors - Position of Glencore as to the Fairness of the Arrangement"

Item 13. Financial Statements

(a) Financial Information

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Information Concerning PolyMet - Selected Historical Financial Information"

"Information Concerning PolyMet - Net Book Value"

"Information Concerning PolyMet - Additional Information"

(b) Pro Forma Information

Not applicable.

(c) Summary Information

The information set forth in the Circular under the caption "Information Concerning PolyMet - Selected Historical Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Information Concerning the Meeting and Voting - Solicitation of Proxies"

"The Arrangement - Expenses of the Arrangement"

(b) Employees and Corporate Assets

The information set forth in the Circular under the following captions is incorporated herein by reference:

"Information Concerning the Meeting and Voting - Solicitation of Proxies"

"The Arrangement - Expenses of the Arrangement"

Item 15. Additional Information

(b) Golden Parachute Compensation

Not applicable.

(c) Other Material Information

The entirety of the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Management Proxy Circular of PolyMet Mining Corp. dated September 28, 2023

(a)(2)(ii)	Form of Proxy Card

(a)(2)(iii)	Voting Instruction Form

(a)(2)(iv)	Letter of Transmittal

(a)(2)(v) *	Notice of Special Meeting of Shareholders of PolyMet Mining Corp. (incorporated herein by reference to the Circular)

(a)(2)(vi) *	Letter to Shareholders of PolyMet Mining Corp. (incorporated herein by reference to the Circular)

(a)(5)(i) *	Press Release of PolyMet Mining Corp. dated July 17, 2023 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on July 17, 2023)

(a)(5)(ii) *	Press Release of PolyMet Mining Corp. dated September 28, 2023 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 28, 2023)

(a)(5)(iii) *	Notice to Canadian Securities Regulatory Authorities of Notice of Meeting and Record Date (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 12, 2023)

(c)(i) *	Formal Valuation and Fairness Opinion of Maxit Capital LP (incorporated herein by reference to Appendix C to the Circular)

(c)(ii) *	Fairness Opinion of Paradigm Capital Inc. (incorporated herein by reference to Appendix D to the Circular)

(c)(iii) *	Special Committee Discussion Materials Provided by Maxit Capital LP to the Special Committee on June 13, 2023

(c)(iv) *	Special Committee Discussion Materials Provided by Maxit Capital LP to the Special Committee on July 15, 2023

(c)(v) *	Discussion Materials Provided by Paradigm Capital Inc. to the Board of Directors and the Special Committee on July 15, 2023

(d)(i) *	Arrangement Agreement dated July 16, 2023, between PolyMet Mining Corp. and Glencore AG (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished to the SEC on July 17, 2023)

(d)(ii) *	Form of Support and Voting Agreement entered into severally by Glencore AG, on the one hand, and each of Jonathan Cherry, Patrick Keenan, Alan R. Hodnik, David Dreisinger, David J. Fermo, Roberto Huby and Stephen Rowland, on the other hand (incorporated herein by reference to Exhibit 99.3 to the report on Form 6-K furnished to the SEC on July 17, 2023)

(d)(iii) *	Letter addressed to Glencore AG on behalf of the Board of Directors of PolyMet Mining Corp., dated May 18, 2023

(d)(iv) *	Letter addressed to the Board of Directors of PolyMet Mining Corp. on behalf of Glencore AG, dated May 24, 2023

(d)(v) *	Letter addressed to the Board of Directors of PolyMet Mining Corp. on behalf of Glencore AG, dated June 30, 2023

(e)(i) *	Amended and Restated Corporate Governance Agreement between Glencore AG and PolyMet Mining Corp. dated June 28, 2019

(e)(ii) *	Investor Rights and Governance Agreement between Glencore AG and PolyMet Mining Corp. dated February 14, 2023

(f)(i) *	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii) *	Part 8, Divisions 2 of the Business Corporations Act (British Columbia) - Rights of Dissenting Shareholders (incorporated herein by reference to Appendix G to the Circular)

107 *	Filing Fee Table

____________________________
* Previously filed

SIGNATURE

After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 2, 2023

POLYMET MINING CORP.

By:	/s/ Patrick Keenan
Name:	Patrick Keenan
Title:	Chief Financial Officer

GLENCORE AG

By:	/s/ Carlos Perezagua
Name:	Carlos Perezagua
Title:	Director

By:	/s/ Stephan Huber
Name:	Stephan Huber
Title:	Director

GLENCORE INTERNATIONAL AG

By:	/s/ Peter Friedli
Name:	Peter Friedli
Title:	Director

By:	/s/ John Burton
Name:	John Burton
Title:	Director

GLENCORE plc

By:	/s/ John Burton
Name:	John Burton
Title:	Corporate Secretary

SCHEDULE A

Directors and Executive Officers of PolyMet

Name/Citizenship/ Business Address/Business Telephone Number	Company	Address	Position Held	From	To
Jonathan Cherry United States 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Mining Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Chairman, President & Chief Executive Officer	July 2012	Present
Patrick Keenan United States 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Mining Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Executive Vice President, Chief Financial Officer	June 2017	Present
Ryan Vogt United States 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Mining Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Corporate Controller	April 2012	Present
John Burton United States 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Mining Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Director	April 2023	Present
	Glencore AG	Baareramattstrasse 3 Baar 6340 Switzerland	Company Secretary	September 2011	Present
Alan R. Hodnik United States 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Mining Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Director	March 2011	Present
	Allete Inc.	30 W Superior St Duluth, MN 55802	Chairman, President and Chief Executive Officer	May 2011	May 2021
Dr. David Dreisinger Canada 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Mining Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Director	October 2003	Present
	University of British Columbia	309-6350 Stores Road Vancouver, BC Canada V6T 1Z4	Professor and Chairholder of the Industrial Research Chair in Biohydrometallurgy and the Hydrometallurgy Chair	May 1988	Present

Name/Citizenship/ Business Address/Business Telephone Number	Company	Address	Position Held	From	To
David J. Fermo United States 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Mining Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Director	June 2020	Present
Stephen Rowland United States 444 Cedar Street Suite 2060 St. Paul, MN 55101 651-389-4100	PolyMet Ming Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Director	October 2008	Present
	Glencore AG	Baareramattstrasse 3 Baar 6340 Switzerland	Executive	1988	Present
Matthew Rowlinson Switzerland Baareramattstrasse 3 Baar 6340 Switzerland +41 41 709 2000	PolyMet Ming Corp.	444 Cedar Street Suite 2060 St. Paul, MN 55101	Director	December 2021	Present
	Glencore AG	Baareramattstrasse 3 Baar 6340 Switzerland	Executive	June 2013	Present

SCHEDULE B

Directors and Executive Officers of Glencore AG

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

Martin W. Haering Switzerland c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore AG	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Tax Officer	April 2012	Present

Carlos Perezagua Spain c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore AG	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Chief Risk Officer	April 2015	Present

Stephan Huber Switzerland c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore AG	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Treasurer	April 2019	Present

Directors and Executive Officers of Glencore International AG

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

Gary Nagle South Africa c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore International AG	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Chief Executive Officer	June 2021	Present

Steven Kalmin Australia c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore International AG	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Chief Financial Officer	April 2011	Present

John Burton United Kingdom c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore International AG	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Company Secretary of Glencore plc	May 2019	Present

Directors of Glencore plc

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

Gary Nagle South Africa c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Chief Executive Officer	July 2021	Present

Kalidas Madhavpeddi USA c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Non-Executive Chairman	February 2020	Present

Peter Coates Australia Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia	Glencore plc	Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia	Non-Executive Director	June 2013	Present

David Wormsley United Kingdom c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	Glencore plc	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	Non-Executive Director	September 2021	Present

Martin Gilbert United Kingdom c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	Glencore plc	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	Non-Executive Director	May 2017	Present

Cynthia Carroll USA c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Non-Executive Director	February 2021	Present

Patrice Merrin Canada c/o Glencore Canada Corporation First Canadian Place 100 King Street West, Suite 6900 Toronto, Ontario M5X 1E3 Canada	Glencore plc	c/o Glencore Canada Corporation First Canadian Place 100 King Street West, Suite 6900 Toronto, Ontario M5X 1E3 Canada	Non-Executive Director	June 2014	May 2023

Gill Marcus South Africa c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa	Glencore plc	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa	Non-Executive Director	January 2018	Present

Liz Hewitt United Kingdom c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	Glencore plc	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	Non-Executive Director	July 2022	Present

Executive Officers of Glencore plc

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

Gary Nagle South Africa c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Chief Executive Officer	July 2021	Present

Steven Kalmin Australia c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Chief Financial Officer	March 2011	Present

John Burton United Kingdom c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Company Secretary	September 2011	Present